IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD PROVIDES UPDATE ON ITS ROSEBEL GOLD MINE

Toronto, Ontario, June 16, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") advises that seven personnel at its Rosebel Gold Mine operation in Suriname ("Rosebel") have been diagnosed with COVID-19. The individuals have been quarantined and are receiving medical care as appropriate. Disinfection of their living quarters and work areas, along with contact tracing, is ongoing. This is the first time Rosebel has experienced positive cases.

IAMGOLD has taken extensive steps, at Rosebel and across its operations and offices, to protect the health and safety of employees, contractors and local communities in response to the global COVID-19 crisis. At Rosebel, these steps include: social distancing, implementation of all sanitary measures in close communication with health authorities, site access triage process, reduction of the on-site workforce to essential services only and additional busses and medical personnel.

The Company additionally advises that the Rosebel Union has unfortunately chosen to use one of these preventative measures, which would support social distancing by reducing the number of people sharing accommodations, as the basis for a work stoppage. Due to Union resistance to the implementation of COVID-19 control measures, we are suspending operations until the appropriate controls are in place to protect the safety of all employees.

Rosebel's management team was in regular communication with the Union until the work stoppage. The team has ongoing communications with employees, health authorities and the community regarding COVID-19 preventative measures and the work stoppage.

Rosebel's management team is actively taking steps to resolve the situation. Rosebel remains committed to ensuring the health and safety of its employees, contractors and communities.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkino Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.